Pixelworks, Inc.

16760 SW Upper Boones Ferry Rd., Suite 101

Portland, Oregon 97224

February 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention: Ms. Jenny O’Shanick and Mr. Bradley Ecker

RE:	Pixelworks, Inc.

Registration Statement on Form S-3

File No. 333-275569

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Pixelworks, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Form S-3, as amended by Pre-Effective Amendment No. 1 filed on November 16, 2023, Pre-Effective Amendment No. 2 filed on January 5, 2024, Pre-Effective Amendment No. 3 filed on February 2, 2024, and Pre-Effective Amendment No. 4 filed on February 9, 2024 (the “Registration Statement”), be accelerated to 5:00 p.m., Eastern Time, on February 13, 2024, or as soon thereafter as may be practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Christina F. Pearson of Pillsbury Winthrop Shaw Pittman LLP at (650) 233-4756, or in her absence, Chantele Karim at (650) 233-4527.

Very truly yours,

Pixelworks, Inc.

By:	/s/ Haley F. Aman
Haley F. Aman
Chief Financial Officer

Copy to:

Todd A. DeBonis, Pixelworks, Inc.

Christina F. Pearson, Pillsbury Winthrop Shaw Pittman LLP